FILE No. 044877.107865

April 6, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Daniel Morris and Erin Jaskot

Washington, D.C. 20549

RE:          Orbital Energy Group, Inc.

Registration Statement on Form S-3

Filed February 3, 2021

File No. 333-252682

Dear Mr. Morris and Ms. Jaskot:

We are submitting this letter on behalf of Orbital Energy Group, Inc. (the “Company”) in connection with filing of Amendment No. 2 relating to the Company’s Registration Statement on Form S-3, File No. 333-252682 filed with the Commission on April 6, 2021 (the “Registration Statement”).  We are enclosing a copy of marked pages to Amendment No. 2, which shows changes from Amendment No. 1 of the Registration Statement.

In a previous conversation with the Staff, it was agreed that the Company responded to the Staff’s prior comment letter, received on February 17, 2021.  However, because the most recent financial statements incorporated by reference into the Registration Statement were dated September 30, 2020, it would not be possible to grant the Company’s request for acceleration prior to filing the Company’s Form 10-K for year-end December 31, 2020.  The Company’s Form 10-K was filed on EDGAR on March 30, 2020.

Attached to this letter are conforming changes included within the body of Amendment No. 2 to the Registration Statement necessitated by this updating.  There are no other substantive changes to the Registration Statement.

The Company would like to process a request for acceleration as expeditiously as possible.  Please contact me at your earliest convenience so that we may coordinate the acceleration process.

On behalf of the Company, we are appreciative of the Staff’s efforts and agree with the Staff’s position in this matter.  Thank you very much for your continuing assistance.

Very truly yours

JOHNSON, POPE, BOKOR,

RUPPEL & BURNS, LLP

                                                                               /s/ Michael T. Cronin

                                                                Michael T. Cronin

MTC/ej/6903968v1

Attachment

As filed with the Securities and Exchange Commission on ~~February 24~~April 6, 2021

Registration No. 333-252682

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

Amendment No. ~~1~~ 2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Orbital Energy Group, Inc.

(Exact name of registrant as specified in its Charter)

Colorado	84-1463284
(State or jurisdiction	(I.R.S. Employer
of incorporation or	Identification No.)
organization)

1924 Aldine Western

Houston, Texas 77038

(832) 467-1420

(Address and Telephone Number of Principal

Executive Offices)

James F. O’Neil, Chief Executive Officer

Orbital Energy Group, Inc.

1924 Aldine Western

Houston, Texas 77038.

(832) 467-1420

(Name, Address and Telephone Number of Agent for Service)

Copies of all communications to:

Michael T. Cronin, Esq.

Johnson, Pope, Bokor, Ruppel & Burns, LLP

911 Chestnut Street,

Clearwater, Florida 33756

Telephone: (727) 461-1818

Facsimile: (727) 462-0365

(Issuer's Counsel)

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated ~~February 24~~April 6, 2021

$150,000,000

Common Stock

Preferred Stock

Debt Securities

Warrants

Rights

Units

INVESTING IN OUR SECURITIES INVOLVES RISKS, INCLUDING BUT NOT LIMITED TO THE VOLATILITY OF OUR STOCK PRICE. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING "RISK FACTORS" ON PAGE 9 AND CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT, ANY RELATED FREE WRITING PROSPECTUS AND OUR FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

From time to time, we may offer and sell our common stock, preferred stock, debt securities, warrants, rights to purchase such securities, either individually or in units, with an aggregate offering price of up to $150,000,000 in one or more offerings, in amounts, at prices and on terms determined at the time of any such offering.

Our common stock is listed on the Nasdaq Capital Market under the symbol "OEG." As of ~~February 1~~March 31, 2021, the aggregate market value of our outstanding common stock was approximately ~~$388,640,263~~ $284,058,206 million based on 46,~~266,698~~ 566,919 shares of outstanding stock, of which 44,~~781,508~~ 787,133 shares are held by non-affiliates. On ~~February 1~~March 31, 2021, the last reported sale price for our common stock on the NASDAQ Capital Market was ~~$8.40~~$6.10 per share. During calendar year 2020, our common stock traded at a low of $0.49 and a high of $2.47. From the beginning of 2021 through ~~February 19~~March 31, 2021, our common stock traded at a low of $2.08 and a high of $9.86. We do not believe that this volatility corresponds to any recent change in our financial condition. However, such factors as: (1) our move into the renewable energy space (specifically solar); (2) the increased market interest in alternative energy stocks; (3) our recent press release outlining our commitment to bringing greater diversity and opportunities for underrepresented minority groups in the energy industry; and, (4) the changes in Washington DC with the new administration and its emphasis on renewable energy, as well as conditions in the financial markets generally, may have caused or contributed to this volatility. The stock market in general, and the market for energy related companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies.

We will provide specific terms of these securities in supplements to this prospectus. The applicable prospectus supplements will also describe the specific way we will offer the securities and may also supplement, update or amend information contained in this document. You should read this prospectus and any supplement carefully before you purchase any of our securities. The prospectus supplement will also contain information, where applicable, as to any other listing on the Nasdaq Capital Market or any securities market or other exchange of the securities, if any, covered by the prospectus supplement.

THIS PROSPECTUS MAY NOT BE USED TO OFFER AND SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

We may offer the securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement. The price to the public of such securities and the net proceeds we may expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ~~February 24~~April 6, 2021.

We are led by a management team and board of directors that possess substantial experience in energy industries. We have decades of experience in the energy industries that we use to identify and acquire or license market-ready technologies and businesses. Engineering, procurement and construction firms, energy engineering firms, individual entrepreneurs, and a variety of other sources comprise our potential pool of acquisition targets and energy technology licensing partners. These entities often possess exciting revenue streams, service offerings, and technologies, but lack the necessary financial resources to further grown their operations. We possess these capabilities and can serve as a value-added partner in growth, commercialization, enhancing supplier-customer relationships, and providing liquidity to the existing owner. We believe we have a track record of acquiring or licensing, and then commercializing advanced, market-ready energy technologies and businesses due to our management team’s history, as well as due to the marketing, sales, research and development and engineering resources that we are willing to dedicate to commercializing new products and services.

After we identify potential market-ready energy infrastructure businesses and technologies, we put considerable effort into our due diligence process to verify that demand for the operations and technologies exists and that they will have synergies with our current operations. Upon successful completion of an acquisition, we initiate an integration team to work closely with the acquired personnel and technologies to implement synergies and growth initiatives, such a team may consist of engineers, market specialists, finance professionals and sales executives to implement our commercialization strategy. Our ‘‘end-to-end’’ strategy may incorporate branding; conducting market and product surveys, potential customer base, target geographic and end markets; and identifying appropriate commercialization partners.

VE® Technology and Reach Construction Group acquisitions

On January 1, 2020, the Company purchased the VE Technology, designated intellectual property, for a total of £1.5 million (approximately $2.0 million), with the initial £750 thousand (approximately $950,000) payable during Q1 2020. In June 2020, the agreement was amended to reflect amounts payable of £200 thousand (approximately $250,000) during Q2 2020, £150 thousand (approximately $190,000) during Q3 2020 and £500 thousand (approximately $630,000) due January 15, 2021. Those payments include a £100 thousand (approximately $126,000) technology rights fee for use of the technology during the payment period. With the payment of the technology rights fee and upon completion of the final payment towards this technology acquisition, the Company no longer owes royalties on sales of its VE Technology products and will control all rights to the use of the VE Technology.

Effective April 1, 2020, the Company acquired Reach Construction Group, LLC, a privately held engineering, procurement and construction company, specializing in utility-scale solar construction throughout North America. The transaction consists of $35.0 million in seller financing (adjusted to $6.5 million following preliminary working capital adjustment as of April 1, 2020), approximately $1.2 million of company equity and an earnout of up to $30.0 million ($0.7 million estimated fair value as of April 1, 2020.) The seller notes were subject to a $28.5 million preliminary working capital adjustment.

Additional details on these products and companies are contained in our Annual Report on Form 10-K for the year ended December 31, ~~2019~~2020, filed with the Securities and Exchange Commission on March 30, ~~2020~~2021, our Quarterly Report on Form 10-Q for the period ended March 31, 2020, filed with the Securities and Exchange Commission on May 20, 2020, our Quarterly Report on Form 10-Q for the period ended June 30, 2020 filed with the Securities and Exchange Commission on August 18, 2020, our Quarterly Report on Form 10-Q for the period ended September 30, 2020 filed with the Securities and Exchange Commission on November 16, 2020, our Form 8-K filed with the Securities and Exchange Commission on April 6, 2020 and June 16, 2020, and our amended Form 8-K filed on July 31, 2020 and August 4, 2020.

Securities We Are Offering

We may offer shares of common stock, shares of preferred stock, debt securities, warrants, rights to purchase such securities, either individually or in units, with a total value of up to $150,000,000 from time to time under this prospectus at prices and on terms to be determined by market conditions at the time of the offering. Our common stock currently is quoted on the Nasdaq Capital Market under the symbol “OEG.” Shares of common stock that may be offered in this offering will, when issued and paid for, be fully paid and non-assessable.

We refer to our common stock, preferred stock, debt securities, warrants, rights and units in this prospectus as “securities.” This prospectus provides you with a general description of the securities we may offer. Each time we offer a type or series of securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, as described below under “Plan of Distribution.”

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described under the heading “Risk Factors” contained in an applicable prospectus supplement and discussed under the section entitled “Risk Factors” contained in our most recent Annual Report on Form 10-K, our Prospectus Supplement to Prospectus dated September 2, 2020 and in our most recent Quarterly Report on Form 10-Q, as well as any amendments thereto reflected in subsequent filings with the Commission. These filings are incorporated by reference into this prospectus in their entirety, together with other information in this prospectus, documents incorporated by reference. The risks described in these documents are not the only ones we face, but those that we consider to be material. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occur, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment. Please also read carefully the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

The following additional risks could affect an investment in the securities we may offer pursuant to this prospectus.

The trading price of our common stock may continue to be volatile.

Our common stock trades on the Nasdaq Capital Market. There can be no assurance, however, that the trading market for our common stock will be robust. A limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market for our common stock. The trading price of our common stock has been volatile and could continue to be subject to wide fluctuations in response to various factors, some of which are beyond our control. During calendar year 2020, our common stock traded at a low of $0.49 and a high of $2.47. From the beginning of 2021 through ~~February 19~~March 31, 2021, our common stock traded at a low of $2.08 and a high of $9.86.

We do not believe that this volatility corresponds to any recent change in our financial condition. However, such factors as: (1) our move into the renewable energy space (specifically solar); (2) the increased market interest in alternative energy stocks; (3) our recent press release outlining our commitment to bringing greater diversity and opportunities for underrepresented minority groups in the energy industry; and, (4) the changes in Washington DC with the new administration and its emphasis on renewable energy, as well as conditions in the financial markets generally, may have caused or contributed to this volatility.

The stock market in general, and the market for energy companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Public perception and other factors outside of our control may additionally impact the stock price of companies like us that garner a disproportionate degree of public attention, regardless of actual operating performance.

As a result of this volatility, our securities could experience rapid and substantial decreases in price, and you may be able to sell securities you purchase under this prospectus only at a substantial loss to the initial offering price.

Some, but not all, of the factors that may cause the market price of our common stock to fluctuate include:

●	fluctuations in our quarterly or annual financial results or the quarterly or annual financial results of companies perceived to be similar to us or relevant for our business;

●	changes in estimates of our financial results or recommendations by securities analysts;

●	failure of our services, products, and technologies to achieve or maintain market acceptance;

●	changes in market valuations of similar or relevant companies;

●	success of competitive service offerings or technologies;

●	changes in our capital structure, such as the issuance of securities or the incurrence of debt;

●	announcements by us or by our competitors of significant services, contracts, acquisitions or strategic alliances;

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and preferred stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock and preferred stock that we may offer under this prospectus. It may not contain all the information that is important to you. For the complete terms of our common stock and preferred stock, please refer to our restated articles of incorporation and our amended and restated bylaws, which are incorporated by reference into the registration statement which includes this prospectus. The Colorado Business Corporation Act, as revised, may also affect the terms of these securities. While the terms we have summarized below will apply generally to any future common stock and preferred stock that we may offer, we will describe the particular terms of these securities in more detail in the applicable prospectus supplement. If we so indicate in a prospectus supplement, the terms of any security we offer under that prospectus supplement may differ from the terms we describe below.

We obtained approval for this filing from the investors who purchased 5,555,556 and 10,000,000 shares of our common stock through two registered direct offerings in January 2021.

Our restated articles of incorporation provides for one class of common stock. In addition, our restated articles of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Our authorized capital stock consists of 335,000,000 shares, all with a par value of $0.001 per share, of which:

●	325,000,000 shares are designated as common stock and

●	10,000,000 shares are designated as preferred stock.

Common Stock

Our common stock is listed on the Nasdaq Capital Market under the symbol "OEG." As of ~~February 1~~March 31, 2021, the aggregate market value of our outstanding common stock was approximately ~~$388,640,263~~ $284,058,206 based on 46,~~266,698~~566,919 shares of outstanding stock, of which 44,~~781,508~~ 787,133 shares are held by non-affiliates. On ~~February 1~~March 31, 2021, the last reported sale price for our common stock on the NASDAQ Capital Market was ~~$8.40~~$6.10 per share. As of ~~February 1~~March 31, 2021, the Company had in excess of 3,000 beneficial holders of our common stock and in excess of 2,300 shareholders of record. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees.

Voting Rights. Under our restated articles of incorporation, each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors and as provided by law. Holders of our common stock do not have cumulative voting rights and do not have any pre-emptive or other rights to subscribe for or purchase additional shares of capital stock and no conversion rights, redemption or sinking-fund provisions.

Dividends. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time. We have never paid cash dividends on our common stock. We do not anticipate paying periodic cash dividends on our common stock for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, capital requirements, operating and financial conditions and on such other factors as the board of directors deems relevant.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights. Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be when sold, validly issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing. Our common stock is listed on the Nasdaq Capital Market under the symbol “OEG.”

Transfer Agent and Registrar. The transfer agent for our common stock is Computershare Trust Company N.A. Its address is 8742 Lucent Blvd., Suite 225, Highlands Ranch, CO 80129.

Preferred Stock

Under our restated articles of incorporation, we have authority, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. As of ~~February 1~~March 31, 2021, no shares of preferred stock are currently issued and outstanding.

Pursuant to our restated articles of incorporation, we are authorized to issue “blank check” preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. Our board of directors, without further approval of the stockholders, is authorized to set the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with capital raising and other corporate purposes could, among other things, adversely affect the voting power or rights of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for our common stock at a premium or otherwise adversely affect the market price of the common stock.

The following summary description, together with the additional information we may include in any applicable prospectus supplements, does not purport to be complete and is subject to and qualified in its entirety by reference to any preferred stock that will be incorporated by reference as an exhibit to the registration statement that includes this prospectus or as an exhibit to a current report on Form 8K, if we offer preferred stock.

INTERESTS OF NAMED EXPERTS AND COUNSEL

Legal matters

Johnson, Pope, Bokor, Ruppel & Burns, LLP, Clearwater, Florida will pass upon the validity of the shares of common stock offered hereby unless otherwise indicated in the applicable prospectus supplement. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we name in the applicable prospectus supplement.

Experts

The audited financial statements of ~~CUI Global~~ Orbital Energy Group, Inc. (~~renamed Orbital Energy Group, Inc. on May 8, 2020)~~ formerly known as CUI Global, Inc.) and subsidiaries ~~as of and for the years ended December 31, 2019~~, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

~~The consolidated financial statements of CUI Global (renamed Orbital Energy Group, Inc. on May 8, 2020) and subsidiaries as of December 31, 2018, and for each of the two years in the period ended December 31, 2018, incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Perkins & Company, P.C., independent registered public accountants, upon the authority of said firms as experts in accounting and auditing.~~

No expert or counsel named in this prospectus as having prepared or having certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parent or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form S-3 pursuant to the Securities Act of 1933, as amended, with respect to the offer, issuance and sale of the shares of our common stock being registered herein. This Prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, we make reference to the registration statement.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and are required to file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy all or any portion of the registration statement or any other information, which we filed at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. The address for the Commission's public reference room in Washington, D.C. is U.S. Securities and Exchange Commission, 100 "F" Street, N.E., Washington, DC 20549. You may request copies of these documents, upon payment of a duplicating filing fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings with the Commission are also available to you free of charge at the Commission's web site at http://www.sec.gov and our Company website at www.OrbitalEnergyGroup.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and any information that we file subsequent to this prospectus with the Commission will automatically update and supersede this information. Our Exchange Act reports are filed under Commission file number 0-29923. The documents we are incorporating by reference are as follows:

Our annual report on Form 10-K for the year ended December 31, ~~2019~~2020, filed with the Commission March 30, ~~2020~~2021;

Our current reports on Form 8-K filed with the Commission on April 6, 2020, April 27, 2020, May 4, 2020, May 8, 2020, June 4, 2020, June 16, 2020, January 4, 2021, January 15, 2021, February 16, 2021, March 26, 2021, March 26, 2021 and Form 8-K/A filed with the Commission on July 31, 2020, and August 4, 2020;

Our quarterly report on Form 10-Q for the first quarter of 2020, filed with the Commission on May 20, 2020;

Our quarterly report on Form 10-Q for the second quarter of 2020, filed with the Commission on August 18, 2020;

Our quarterly report on Form 10-Q for the third quarter of 2020, filed with the Commission on November 16, 2020;

Our Definitive Proxy Statement on Form 14A filed with the Commission on October 1, 2020;

Our Prospectus Supplement to Prospectus dated September 2, 2020, filed with the Commission January 4. 2021;

Our Prospectus Supplement to Prospectus dated September 2, 2020, filed with the Commission January 15. 2021.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of this prospectus until the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference into this prospectus. These documents that we file later with the Securities and Exchange Commission and that are incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. Do not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.

EXHIBIT INDEX

Exhibit No. Description

4.1[1]	Form of Common Stock Certificate

4.2[1]	Form of Preferred Stock Certificate

4.3[1]	Form of Designation of Preferred Stock

4.4[1]	Form of Common Stock Warrant Agreement (including warrant certificate)

4.5[1]	Form of Preferred Stock Warrant Agreement (including warrant certificate)

4.6[1]	Form of Unit Agreement (including form of unit certificate)

4.7[1]	Form of Rights Agreement (including form of rights certificate)

4.8[1]	Form of Indenture

5.1[2]	Opinion of Johnson, Pope, Bokor, Ruppel & Burns, LLP regarding legality

~~23.1[2]~~	~~Consent of Perkins & Company, P.C., independent registered public accounting firm~~

23.1~~2~~[2]	Consent of Grant Thornton LLP, independent registered public accounting firm

23.3[2]	Consent of Johnson, Pope, Bokor, Ruppel & Burns, LLP (incorporated by reference to Exhibit 5.1 to this Registration Statement)

25.1[3]	Form T-1 Statement of Eligibility under Trust Indenture Act of 1939 of Debt Trustee (to be filed prior to any issuance of Debt Securities)

1.	To be filed by amendment or by a Current Report on Form 8-K and incorporated herein by reference.
2.	Filed herewith.
3.	To be filed in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act of 1939.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas on ~~February 24~~April 6, 2021.

Orbital Energy Group, Inc.

Signature		Title	Date

By	/s/ James F. O'Neil	CEO/Principal Executive	~~February 24~~April 6, 2021
	James F. O'Neil	Officer/Director

By	/s/ Daniel N. Ford	CFO/ Principal Financial	~~February 24~~April 6, 2021
	Daniel N. Ford	and Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

By /s/ James F. O'Neil	CEO/Principal Executive	~~February 24~~April 6, 2021
James F. O'Neil	Officer/Director

By /s/ William J. Clough	Executive Chairman/Chief	~~February 24~~April 6, 2021
William J. Clough	Legal Counsel/Director

By /s/ Daniel N. Ford	CFO/ Principal Financial	~~February 24~~April 6, 2021
Daniel N. Ford	and Accounting Officer

By /s/ C. Stephen Cochennet	Director	~~February 24~~April 6, 2021
C. Stephen Cochennet

By /s/ Corey A. Lambrecht	Director	~~February 24~~April 6, 2021
Corey A. Lambrecht

By /s/ Sean P. Rooney	Director	~~February 24~~April 6, 2021
Sean P. Rooney

By /s/ Sarah Tucker	Director	~~February 24~~April 6, 2021
Sarah Tucker

By /s/ Paul D. White	Director	~~February 24~~April 6, 2021
Paul D. White